S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 3-08

  March 28, 2008

PRIVATE PLACEMENT

SAMEX has arranged a private placement of 2,565,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.60 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.70 per share if exercised at any time during the three year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  Finders fees may be payable with respect to a portion of the placement.  The private placement is subject to regulatory acceptance.

“Jeffrey Dahl”, President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.